SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December, 2007.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English translation of semi-annual financial report (hanki houkokusho) of ORIX Corporation (“the Company”) filed with the Kanto Financial Bureau and the Tokyo Stock Exchange in Japan on December 21, 2007. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007. This translation is unaudited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date:	December 28, 2007	By	/s/ Yasuhiko Fujiki
Yasuhiko Fujiki
Director
President, Chief Operating Officer and Chief Financial Officer
ORIX Corporation

THE CONSOLIDATED FINANCIAL INFORMATION

1.	On December 21, 2007, ORIX Corporation (“the Company”) filed its semi-annual financial report (hanki houkokusho) with the Kanto Financial Bureau and the Tokyo Stock Exchange in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007. This translation is unaudited.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

1. Information on the Company and its subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen
	The six months ended September 30, 2006	The six months ended September 30, 2007	The fiscal year ended March 31, 2007
Total Revenues	550,786	568,064	1,138,934
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	149,870	128,536	315,641
Net Income	91,326	92,008	196,506
Shareholders’ Equity	1,034,339	1,266,994	1,194,234
Total Assets	7,633,915	8,878,006	8,207,187

Shareholders’ Equity Per Share (yen)	11,470.78	13,832.97	13,089.83
Basic Earnings Per Share (yen)	1,014.29	1,006.25	2,177.10
Diluted Earnings Per Share (yen)	977.73	981.15	2,100.93
Shareholders’ Equity Ratio (%)	13.55	14.27	14.55
Cash Flows from Operating Activities	165,962	2,027	226,128
Cash Flows from Investing Activities	(520,853)	(557,731)	(802,278)
Cash Flows from Financing Activities	252,904	595,735	545,014
Cash and Cash Equivalents at End of Period	143,971	254,705	215,163
Number of Employees	16,414	17,986	16,662

Note:	1. Consumption tax is excluded from the stated amount of total revenues.

2. As a result of the recording of “Discontinued Operations” in accordance with FASB Statement No.144 (“Accounting for impairment or Disposal of Long-lived Assets”), certain amounts in the six months ended September 30, 2006 and the fiscal year ended March 31, 2007 have been reclassified retroactively.

(2) Overview of Activities

For the six months ended September 30, 2007, no significant changes were made in ORIX Group’s (“the Company, its subsidiaries and affiliates”) operations.

For further information on the change of principal related companies, see (3) “Changes of Principal Related Companies” below.

(3) Changes of Principal Related Companies

Changes of principal related companies for the six months ended September 30, 2007 are as follows:

Additions:

There were no additions during the six months ended September 30, 2007.

Deletions:

(a) Consolidated subsidiaries

ORIX COMMODITIES Corporation and ORIX Investment Corporation merged on July 27, 2007 with ORIX COMMODITIES Corporation being the surviving entity, to form ORIX Investment Corporation.

(b) Equity method affiliate

The Company sold all of the shares in Korea Life Insurance Co., Ltd. on September 28, 2007.

Other:

(a) The Company increased its shareholding in ORIX Facilities Corporation to 100% in July 2007.

(b) Nittetsu Lease Co., Ltd. changed its name to NS Lease Co., Ltd. on July 17, 2007 and the Company increased its shareholding in NS Lease Co., Ltd. to 100% in the same month.

(4) Number of Employees

The following table shows the total number of employees in the Company and its subsidiaries by segment as of September 30, 2007:

Segment name	Number of employees
Operations in Japan:
Corporate Financial Services	1,969
Automobile Operations	2,051
Rental Operations	965
Real Estate-Related Finance	938
Real Estate	2,761
Life Insurance	546
Other	3,518

Subtotal	12,748

Overseas Operations:
The Americas	1,088
Asia, Oceania and Europe	2,145

Subtotal	3,233

Other administration sections	2,005

Total	17,986

2. Financial Results

(1) Six Months Ended September 30, 2007

Economic Environment

The world economy as a whole has continued to recover and expand, in spite of concerns caused by the U.S. subprime mortgage loan problem. The U.S. economy showed signs of gradual economic recovery, despite concerns regarding the decrease in residential investment, supported by weak yet improving consumer spending and employment. The European economy continued its recovery trend, backed by an expansion in capital investment and steady consumer spending. In Asia, the Chinese economy, with the upcoming Beijing Olympics, continued to record high growth, and other countries across Asia also showed signs of economic expansion despite political instability in certain areas.

The Japanese economy maintained its trend of gradual economic recovery, despite the economic instability caused by the rise in oil prices, due to the expansion of private capital investment and improvement in employment levels stemming from strong corporate earnings.

Financial Highlights
Income Before Income Taxes (*)	(Y)128,536 million (Down 14% year on year )
Net Income	(Y)92,008 million (Up 1% year on year)
Earnings Per Share (Basic)	(Y)1,006.25 (Down 1% year on year )
Earnings Per Share (Diluted)	(Y)981.15 (Up 0% year on year)
Shareholders’ Equity Per Share	(Y)13,832.97 (Up 6% on March 31, 2007)
ROE (annualized)	15.0% (September 30, 2006: 18.4%)
ROA (annualized)	2.15% (September 30, 2006: 2.46%)

(*)	“Income before Income Taxes” refers to “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain.”

Revenues: (Y)568,064 million (Up 3% year on year)

Revenues increased 3% to (Y)568,064 million compared with the same period of the previous fiscal year. Although revenues from “direct financing leases,” “brokerage commissions and net gains on investment securities,” “real estate sales” and “gains on sales of real estate under operating leases” decreased year on year, revenues from “operating leases,” “interest on loans and investment securities,” “life insurance premiums and related investment income” and “other operating revenues” were up compared to the same period of the previous fiscal year.

Revenues from “direct financing leases” decreased 17% to (Y)38,744 million compared to the same period of the previous fiscal year. In Japan, revenues from “direct financing leases” were down 19% to (Y)25,981 million compared to (Y)32,049 million in the same period of the previous fiscal year due to a lower level of operating assets resulting from securitizations made in the previous fiscal year, in addition to decreases in revenues from cancellations and revenues from sales of direct financing lease assets and decrease in gains from securitizations. Overseas, revenues were down 13% to (Y)12,763 million compared to (Y)14,704 million in the same period of the previous fiscal year due primarily to the lower level of operating assets.

Revenues from “operating leases” increased 19% to (Y)145,544 million compared to the same period of the previous fiscal year. In Japan, revenues were up 14% to (Y)106,226 million compared to (Y)93,004 million in the same period of the previous fiscal year due to an expansion in automobile, real estate operating leases and precision measuring and other equipment rental operations. Overseas, revenues were up 33% to (Y)39,318 million compared to (Y)29,498 million in the same period of the previous fiscal year due to an expansion of automobile operating leases in the Asia, Oceania and Europe segment.

Revenues from “interest on loans and investment securities” increased 19% to (Y)112,498 million compared to the same period of the previous fiscal year. In Japan, “interest on loans and investment securities” increased 24% to (Y)89,214 million compared to (Y)71,828 million in the same period of the previous fiscal year due primarily to an expansion of loans to corporate customers, including non-recourse loans, as well as a contribution to revenues from the loan servicing operations. Overseas, revenues were up 1% to (Y)23,284 million compared to (Y)22,974 million in the same period of the previous fiscal year due to an expansion of loans to corporate customers, despite a decrease in revenues from interest on investment securities recorded in the second quarter of the previous fiscal year in The Americas segment.

Revenues from “brokerage commissions and net gains on investment securities” decreased 19% to (Y)15,047 million compared to the same period of the previous fiscal year. Although brokerage commissions increased 4% year on year, net gains on investment securities decreased 25% year on year due to a decrease in revenues from the venture capital operations and a decrease in revenues from our securities investment operations in The Americas segment.

Although life insurance premiums were flat year on year, revenues from “life insurance premiums and related investment income” were up 1% year on year to (Y)64,149 million due to an increase in life insurance related investment income.

Although “real estate sales” were recorded in the Oceania region, “real estate sales” decreased 40% year on year to (Y)40,592 million due mainly to a decrease in the number of condominiums sold to buyers in Japan compared to the same period in the previous fiscal year.

“Gains on sales of real estate under operating leases” were down 52% year on year to (Y)5,839 million due to a decrease in gains on sales of office buildings and other real estate under operating leases not classified under discontinued operations (refer to (Note 1) below).

“Other operating revenues” increased 17% year on year to (Y)145,651 million. In Japan, revenues were up 18% to (Y)116,158 million compared to (Y)98,805 million in the same period of the previous fiscal year due mainly to an increase in revenues associated with real estate management operations including golf courses and training facilities, and contributions from the beginning of this fiscal year from companies in which we invested in the previous fiscal year, as well as an expansion of revenues from the integrated facilities management operations and its related services. Overseas, revenues increased 15% to (Y)29,493 million compared to (Y)25,548 million in the same period of the previous fiscal year due to the recognition of ship-related revenues in the Asian region.

Note 1:	Subsidiaries, business units, and certain rental properties sold or to be disposed of by sale without significant continuing involvements are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively.

Expenses: (Y)470,103 million (Up 13% year on year)

Expenses increased 13% to (Y)470,103 million compared with the same period of the previous fiscal year. Although “interest expense,” “costs of operating leases,” “other operating expenses,” “selling, general and administrative expenses,” “provision for doubtful receivables and probable loan losses” and “write-downs of securities” increased, “life insurance costs” and “costs of real estate sales” were down year on year.

“Interest expense” was up 38% year on year to (Y)51,796 million due mainly to an increase in Japan. In Japan, “interest expense” increased 57% year on year due to higher interest rates as well as higher average debt levels. Overseas, “interest expense” increased 14% year on year due mainly to higher interest rates.

“Costs of operating leases” were up 22% year on year to (Y)92,506 million accompanying the increase in operating lease assets.

“Life insurance costs” were down 3% year on year to (Y)55,835 million.

“Costs of real estate sales” were down 33% year on year to (Y)36,647 million along with the decrease in “real estate sales.”

“Other operating expenses” were up 27% year on year to (Y)82,358 million accompanying the increase in “other operating revenues.”

“Selling, general and administrative expenses” were up 12% year on year to (Y)133,078 million due to an increase in general and administrative expenses for write-downs of intangible assets, in addition to recorded expenses associated with companies in which we invested in the previous fiscal year from the beginning of this fiscal year, and expenses associated with the expansion of existing operations.

“Provision for doubtful receivables and probable loan losses” almost quadrupled year on year to (Y)14,132 million due to some reversals of the provision for doubtful receivables and probable loan losses in the same period of the previous fiscal year, in addition to factors including an increase in installment loans.

There were no “write-downs of long-lived assets” recorded in the first half of this fiscal year.

“Write-downs of securities” were up 75% year on year to (Y)3,757 million.

Net Income: (Y)92,008 million (Up 1% year on year)

“Operating income” was down 27% year on year to (Y)97,961 million due to the reasons noted above.

“Equity in net income of affiliates” increased 63% to (Y)24,520 million due to an increase in profits from equity method affiliates both in Japan and overseas, and an increase in earnings from investments in residential condominiums developed through certain joint ventures.

“Gains on sales of subsidiaries and affiliates and liquidation losses” more than quintupled year on year to (Y)6,055 million, due to gains on sales of affiliates mainly in the Asian region.

As a result, “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” decreased 14% year on year to (Y)128,536 million.

“Minority interests in earnings of subsidiaries, net” increased 33% year on year to (Y)2,310 million.

“Income from continuing operations” decreased 14% year on year to (Y)74,402 million.

“Discontinued operations (refer to (Note 1) ), net of applicable tax effect” more than quadrupled year on year to (Y)17,606 million due mainly to gains on sales of real estate under operating leases in Japan.

As a result of the foregoing changes, “net income” increased 1% year on year to (Y)92,008 million.

Operating Assets: (Y)7,215,127 million (Up 9% on March 31, 2007)

In the first half of this fiscal year, operating assets were up 9% on March 31, 2007 to 7,215,127 million yen. As a result of our selective process in accumulating quality operating assets (assets with appropriate risk and return), “investment in direct financing leases” was down on March 31, 2007, while “installment loans,” “investment in operating leases,” “investment in securities” and “other operating assets” increased.

Segment Information (“Segment Profits” refer to income before income taxes)

Segment profits (refer to (Note 2) below) declined for the “Corporate Financial Services,” “Automobile Operations,” “Real Estate-Related Finance,” “Life Insurance,” and “The Americas” segments; and increased for the “Rental Operations,” “Real Estate,” “Other” and “Asia, Oceania and Europe” segments compared to the same period of the previous fiscal year.

The results of the reported segments from the first quarter of this fiscal year reflect the revised business classification of the Company. Accordingly, leasing operations of the affiliates, which had been included in the “Other” segment, have been included in the “Corporate Financial Services” segment from the first quarter of this fiscal year.

Note 2:	The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations before applicable tax effect and minority interests in earnings of subsidiaries. Tax expenses are not included in segment profits.

Operations in Japan

Corporate Financial Services Segment:

Segment revenues were up 9% year on year to (Y)63,021 million due primarily to an expansion of loans to corporate customers, despite the decrease in gains from securitizations.

Segment profits decreased 41% to (Y)17,313 million compared to (Y)29,534 million in the same period of the previous fiscal year, despite an increase in segment revenues, due to increases in “interest expense” and “provision for doubtful receivables and probable loan losses,” where some reversals were recognized in the same period of the previous fiscal year, in addition to the recognition of write-downs of intangible assets and a decrease in gains from securitizations.

Segment assets increased 9% on March 31, 2007 to (Y)2,026,447 million due to the expansion of loans to corporate customers.

Automobile Operations Segment:

Segment revenues increased 7% year on year to (Y)76,905 million due to an increase in revenues from operating leases, despite a decrease in revenues from direct financing leases in the automobile leasing operations.

Segment profits decreased 7% to (Y)12,395 million compared to (Y)13,386 million in the same period of the previous fiscal year due to an increase in expenses accompanying an increase in revenues from operating leases, in addition to an increase in “interest expenses” and “selling, general and administrative expenses,” including advertisement costs.

Segment assets increased 5% on March 31, 2007 to (Y)538,793 million due to an expansion of operating lease assets.

Rental Operations Segment:

Segment revenues were up 16% year on year to (Y)37,524 million due to an increase in revenues from operating leases including precision measuring and other equipment.

Segment profits increased 51% to (Y)5,896 million compared to (Y)3,897 million in the same period of the previous fiscal year, as there were no losses on the sale of investment securities, which were recorded in the same period of the previous fiscal year, and due to an increase in segment revenues.

Segment assets decreased 2% on March 31, 2007 to (Y)118,950 million due to a decrease in investment in direct financing leases, despite an increase in operating lease assets.

Real Estate-Related Finance Segment:

Segment revenues increased 17% year on year to (Y)44,627 million due to an expansion of revenues associated with corporate loans, including non-recourse loans, despite a decrease in revenues from real estate sales and gains from securitizations.

Segment profits decreased 3% to (Y)20,405 million compared to (Y)21,021 million in the same period of the previous fiscal year, despite an increase in segment revenues, due to a decrease in gains from real estate sales and gains from securitizations, in addition to the increases in “interest expense” and “provision for doubtful receivables and probable loan losses,” where some reversals were recognized in the same period of the previous fiscal year.

Segment assets increased 20% on March 31, 2007 to (Y)1,824,442 million due to an increase in corporate loans, including non-recourse loans.

Real Estate Segment:

Segment revenues decreased 1% year on year to (Y)140,359 million due to a decrease in real estate sales as a result of a decrease in the number of condominiums sold to buyers, despite an increase in revenues associated with real estate rental activities, including office buildings, and management operations, including golf courses and training facilities, and an increase in gains from sales of real estate under operating leases.

Segment profits increased 32% to (Y)41,010 million compared to (Y)31,129 million in the same period of the previous fiscal year due mainly to an increase in gains on sales of real estate under operating leases, in addition to an increase in the contribution from residential condominiums developed through certain joint ventures which were accounted for by the equity method. The total number of condominiums sold to buyers was 1,545 units in the first half of this fiscal year compared with 1,972 units in the first half of the previous fiscal year.

Segment assets increased 7% on March 31, 2007 to (Y)962,998 million due mainly to an expansion of operating assets, including operating lease assets.

Life Insurance Segment:

Although revenues from life insurance premiums were flat year on year, segment revenues were up 1% year on year to (Y)64,149 million, due to an increase in life insurance related investment income.

Segment profits decreased 12% to (Y)2,983 million compared to (Y)3,379 million in the same period of the previous fiscal year due to an increase in “provision for doubtful receivables and probable loan losses,” where some reversals were recognized in the same period of the previous fiscal year, despite an increase in segment revenues.

Segment assets increased 1% on March 31, 2007 to (Y)513,624 million.

Other Segment:

Although revenues from venture capital operations decreased, segment revenues increased 5% year on year to (Y)59,583 million due to contributions from the beginning of this fiscal year from companies in which we invested in the previous fiscal year.

Segment profits increased 16% to (Y)21,415 million compared to (Y)18,432 million in the same period of the previous fiscal year due to an increase in contributions from equity method affiliates in Japan.

Segment assets increased 1% on March 31, 2007 to (Y)778,789 million.

Overseas Operations

The Americas Segment:

Segment revenues decreased 8% year on year to (Y)51,732 million due to a decrease in one-off contributions made by gains on investment securities and interest on investment securities in the second quarter of this fiscal year, which were recorded in the second quarter of the previous fiscal year, despite an increase in revenues associated with corporate loans and an increase in gains from the sale of real estate under operating leases. Furthermore, as mentioned under the above item “Economic Environment,” the U.S. subprime mortgage loan problem had no direct impact, and the indirect effect was limited.

Segment profits decreased 38% to (Y)11,118 million compared to (Y)17,922 million in the same period of the previous fiscal year accompanying a decrease in segment revenues.

Segment assets increased 4% on March 31, 2007 to (Y)507,633 million due mainly to an increase in corporate loans.

Asia, Oceania and Europe Segment:

Segment revenues were up 37% year on year to (Y)64,873 million due to an expansion of operating leases, including automobile leasing, and the recognition of real estate sales and ship-related revenues.

Segment profits increased 47% to (Y)26,397 million compared to (Y)17,926 million in the same period of the previous fiscal year due to an increase in segment revenues, in addition to an increase in contributions from equity method affiliates. Furthermore, there was a recognition of gains on sales of affiliates.

Segment assets were down 7% on March 31, 2007 to (Y)583,761 million, due to a decrease in investment in affiliates, despite an increase in investment in direct financing leases and operating lease assets.

(2) Summary of Cash Flows

Cash and cash equivalents increased by (Y)39,542 million to (Y)254,705 million compared to March 31, 2007.

“Cash flows from operating activities” provided (Y)2,027 million in the first half of this fiscal year due to the addition of non-cash items to “net income,” including “depreciation and amortization” and “provision for doubtful receivables and probable loan losses,” despite outflows from “increase in loans held for sale” and “decrease in accrued expenses.”

“Cash flows from investing activities” used (Y)557,731 million in the first half of this fiscal year and used (Y)520,853 million in the first half of the previous fiscal year due mainly to an increase in outflows associated with the increase in “installment loans made to customers,” as a result of the expansion of loans to corporate customers, and the increase in “purchases of available-for-sale securities.”

“Cash flows from financing activities” provided (Y)595,735 million in the first half of this fiscal year and provided (Y)252,904 million in the first half of the previous fiscal year due to an increase in debt accompanying the increase in operating assets.

(Note) Consumption tax is excluded from the stated amount for revenues as described above.

3. Operating Results

(1) Earnings Summary

Total revenues and profit (loss) by segment for the six months ended September 30, 2007 are as follows:

	Millions of yen
	Total revenues	Year -on- Year Change	Segment profit	Year -on- Year Change
Operations in Japan:
Corporate Financial Services	63,021	108.8%	17,313	58.6%
Automobile Operations	76,905	106.8	12,395	92.6
Rental Operations	37,524	115.8	5,896	151.3
Real Estate-Related Finance	44,627	116.8	20,405	97.1
Real Estate	140,359	98.8	41,010	131.7
Life Insurance	64,149	101.0	2,983	88.3
Other	59,583	104.7	21,415	116.2

Subtotal	486,168	105.0	121,417	100.5

Overseas Operations:
The Americas	51,732	91.8	11,118	62.0
Asia, Oceania and Europe	64,873	137.4	26,397	147.3

Subtotal	116,605	112.6	37,515	104.7

Difference between Segment Totals and Consolidated Amounts	(34,709)	217.8	(30,396)	449.9

Consolidated Amounts	568,064	103.1%	128,536	85.8%

Note:	The results of the reported segments from this fiscal year reflect the revised business classification of the Company.
Accordingly, leasing operations of the affiliates, which had been included in the “Other” segment, have been included in the “Corporate Financial Services” segment from this fiscal year. Therefore, certain related amounts that had been previously reported are reclassified.

(2) New Business Volumes

New business volumes of direct financing leases, installment loans, operating leases, investment in securities, other operating assets for the six months ended September 30, 2007 are as follows:

	Millions of yen	Year -on- Year Change
Direct Financing Leases:
New receivables added	349,458	88.6%
New equipment acquisitions	310,146	88.3
Installment Loans:
New loans added	1,230,513	113.0
Operating Leases:
New equipment acquisitions	226,962	133.0
Investment in Securities:
New securities added	319,123	275.0
Other Operating Transactions:
New assets added	75,805	62.2

(3) Total Assets

Total assets by segment at September 30, 2007 are as follows:

	Millions of yen	Composition ratio	Year -on- Year Change
Operations in Japan:
Corporate Financial Services	2,026,447	22.8%	111.7%
Automobile Operations	538,793	6.1	98.2
Rental Operations	118,950	1.3	95.6
Real Estate-Related Finance	1,824,442	20.6	137.3
Real Estate	962,998	10.8	125.3
Life Insurance	513,624	5.8	101.0
Other	778,789	8.8	113.7

Subtotal	6,764,043	76.2	117.1

Overseas Operations:
The Americas	507,633	5.7	108.0
Asia, Oceania and Europe	583,761	6.6	93.4

Subtotal	1,091,394	12.3	99.7

Difference between Segment Totals and Consolidated Amounts	1,022,569	11.5	134.3

Consolidated Amounts	8,878,006	100.0%	116.3%

4. Overview of Facilities

(1) Facilities for Rent

(a) New equipment acquisitions

In association with the operating lease business, the Company and its subsidiaries own facilities for rent. New equipment acquisitions were (Y)226,962 million for the six months ended September 30, 2007.

(b) Details of facilities for rent

Details of facilities for rent at September 30, 2007 are as follows:

	Millions of yen	Composition ratio
Transportation equipment	577,482	45.2%
Measuring equipment and personal computers	176,070	13.8
Real estate and other	524,447	41.0

Subtotal	1,277,999	100.0%
Accumulated depreciation	(346,301)	—

Net	931,698	—

Rental receivables	21,419	—

Total	953,117	—

(c) Plans for acquisition and disposal of facilities

For the six months ended September 30, 2007, there were not any significant changes in acquisition and disposal of facilities.

(2) Office Facilities and Facilities for Operation Other than for Rent

(a) Overview of facilities not for rent

The Company and its subsidiaries own the following facilities:

Head-office buildings

Facilities for welfare

Facilities for management such as golf courses and training facility

(b) Status of main facilities not for rent

i) The Company

For the six months ended September 30, 2007, there were not any significant changes of major facilities.

ii) Subsidiaries in Japan

For the six months ended September 30, 2007, there were not any significant changes of major facilities.

iii) Overseas subsidiaries

For the six months ended September 30, 2007, there were not any significant changes of major facilities.

(c) Plans for acquisition and disposal of facilities not for rent

There were no significant plans for acquisition or disposal of facilities not for rent.

5. Company Stock Information

(1) Information of Outstanding Shares, Common Stock and Additional Paid-in Capital

The information of the number of outstanding shares, the amount of common stock and additional paid-in capital for the six months ended September 30, 2007 is as follows:

In thousands		Millions of yen
Number of outstanding shares		Common stock		Additional paid-in capital
Increase, net	September 30, 2007	Increase, net	September 30, 2007	Increase, net	September 30, 2007
325	91,843	3,207	101,962	3,207	118,927

Note: Additional paid-in capital represented as shown above is based on Japanese GAAP.

(2) List of Major Shareholders

The following is a list of major shareholders as of September 30, 2007:

Name	Number of shares held (in thousands)	Percentage of total shares issued
Address
State Street Bank and Trust Company
P.O.BOX 351 Boston MA 02101 U.S.A.	7,324	7.98%

Japan Trustee Services Bank, Ltd. (Trust Account)
1-8-11, Harumi, Chuo-ku, Tokyo	7,024	7.65

The Master Trust Bank of Japan, Ltd. (Trust Account)
2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	5,828	6.35

The Chase Manhattan Bank, N.A. London
Woolgate House, Coleman Street London EC2P 2HD, England	3,908	4.26

NATS CUMCO
111 Wall Street New York, New York 10043 U.S.A.	2,544	2.77

State Street Bank and Trust Company 505103
P.O.BOX 351 Boston, MA 02101 U.S.A.	2,267	2.47

The Chase Manhattan Bank 385036
360 N. Crescent Drive Beverly Hills, CA 90210 U.S.A	2,238	2.44

The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account
Woolgate House, Coleman Street London EC2P 2HD, England	1,924	2.10

Mellon Bank, N.A. As Agent For Its Client Mellon Omnibus US Pension
One Boston Place Boston, MA 02108 U.S.A	1,876	2.04

Nippon Life Insurance Company
1-6-6, Marunouchi, Chiyoda-ku, Tokyo	1,385	1.51

Total	36,324	39.55%

Notes:

(a)	The number of shares held in relation to a trust business may not be all inclusive and therefore is reported with reference to the names listed as shareholders.
(b)	NATS CUMCO is the nominee name of the depositary bank, Citibank Japan Ltd., for the aggregate of Citibank’s American Depositary Receipts (ADRS) holders.
(c)	Capital Research and Management Company, Capital Guardian Trust Company, Capital International Limited, Capital International Inc., Capital International S.A., jointly filed an amended report as required under Japanese regulations on July 23, 2007 that shows their share holdings of the Company as of July 16, 2007. The following information is not included in the list of major shareholders as of September 30, 2007 because it could not be confirmed substantially from the list of shareholders as of September 30, 2007.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Capital Research and Management Company	3,279	3.58%
Capital Guardian Trust Company	3,770	4.12
Capital International Limited	1,217	1.33
Capital International Inc.	1,450	1.58
Capital International S.A.	271	0.30

Total	9,988	10.91%

(d)	Alliance Bernstein L.P., Alliance Bernstein Japan Ltd., jointly filed an amended report as required under Japanese regulations on September 25, 2007 that shows their share holdings of the Company as of September 18, 2007. The following information is not included in the list of major shareholders as of September 30, 2007 because it could not be confirmed substantially from the list of shareholders as of September 30, 2007.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Alliance Bernstein L.P.	13,319	14.55%
Alliance Bernstein Japan Ltd.	252	0.28

Total	13,572	14.83%

(e)	Barclays Global Investors Japan Trust and Banking Co., Ltd., Barclays Global Investors Japan Investment Management Ltd., Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors Ltd., Barclays Bank PLC Ltd., jointly filed an amended report as required under Japanese regulations on October 1, 2007 that shows their share holdings of the Company as of September 24, 2007. The following information is not included in the list of major shareholders as of September 30, 2007 because it could not be confirmed substantially from the list of shareholders as of September 30, 2007.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Barclays Global Investors Japan Trust and Banking Co., Ltd.	288	0.31%
Barclays Global Investors Japan Investment Management Ltd.	1,298	1.41
Barclays Global Investors, N.A.	1,547	1.68
Barclays Global Fund Advisors	712	0.78
Barclays Global Investors Ltd	810	0.88
Barclays Bank PLC Ltd	118	0.13

Total	4,775	5.20%

6. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	September 30, 2006		September 30, 2007		March 31, 2007
Assets	Millions of yen	Composition ratio	Millions of yen	Composition ratio	Millions of yen	Composition ratio
Cash and Cash Equivalents	143,971	1.9%	254,705	2.9%	215,163	2.6%
Restricted Cash	108,377	1.4	157,095	1.8	121,569	1.5
Time Deposits	453	0.0	1,502	0.0	913	0.0
Investment in Direct Financing Leases	1,433,591	18.8	1,240,575	14.0	1,258,404	15.3
Installment Loans	3,252,274	42.6	3,819,023	43.0	3,490,326	42.5
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(89,824)	(1.2)	(95,824)	(1.1)	(89,508)	(1.1)
Investment in Operating Leases	786,694	10.3	953,117	10.7	862,049	10.5
Investment in Securities	711,127	9.3	1,034,337	11.7	875,581	10.7
Other Operating Assets	135,401	1.8	168,075	1.9	152,106	1.9
Investment in Affiliates	344,937	4.5	311,594	3.5	367,762	4.5
Other Receivables	180,424	2.4	245,807	2.8	212,324	2.6
Inventories	158,181	2.1	235,427	2.7	216,150	2.6
Prepaid Expenses	46,496	0.6	59,459	0.7	54,855	0.7
Office Facilities	89,814	1.2	91,443	1.0	90,682	1.1
Other Assets	331,999	4.3	401,671	4.4	378,811	4.6

Total Assets	7,633,915	100.0%	8,878,006	100.0%	8,207,187	100.0%

(1) Condensed Consolidated Balance Sheets (Unaudited) (Continued)

	September 30, 2006		September 30, 2007		March 31, 2007
Liabilities and Shareholders’ Equity	Millions of yen	Composition ratio	Millions of yen	Composition ratio	Millions of yen	Composition ratio
Short-Term Debt	1,267,616	16.6%	1,366,894	15.4%	1,174,391	14.3%
Deposits	349,346	4.6	456,960	5.1	446,474	5.4
Trade Notes, Accounts Payable and Other Liabilities	359,515	4.7	427,039	4.9	381,110	4.7
Accrued Expenses	87,509	1.1	93,025	1.0	122,202	1.5
Policy Liabilities	494,866	6.5	485,105	5.5	491,946	6.0
Current and Deferred Income Taxes	269,180	3.5	294,793	3.3	320,412	3.9
Security Deposits	158,778	2.1	169,377	1.9	174,196	2.1
Long-Term Debt	3,576,801	46.9	4,276,971	48.2	3,863,057	47.1

Total Liabilities	6,563,611	86.0	7,570,164	85.3	6,973,788	85.0

Minority Interests	35,965	0.5	40,848	0.4	39,165	0.4

Commitments and Contingent Liabilities
Common Stock	89,705	1.2	101,962	1.2	98,755	1.2
Additional Paid-in Capital	110,098	1.4	123,698	1.4	119,402	1.5
Retained Earnings:
Legal Reserve	2,220	0.0	2,220	0.0	2,220	0.0
Retained Earnings	816,620	10.7	1,003,614	11.3	921,823	11.2

Subtotal	818,840	10.7	1,005,834	11.3	924,043	11.2

Accumulated Other Comprehensive Income:
Net Unrealized Gains on Investment in Securities	42,995	0.5	61,201	0.7	72,994	0.9
Defined Benefit Pension Plans	—	—	3,231	0.0	3,604	0.1
Minimum Pension Liability Adjustments	(614)	(0.0)	—	—	—	—
Foreign Currency Translation Adjustments	(24,975)	(0.3)	(27,185)	(0.3)	(22,620)	(0.3)
Net Unrealized Gains on Derivative Instruments	2,088	0.0	1,230	0.0	1,275	0.0

Subtotal	19,494	0.2	38,477	0.4	55,253	0.7

Treasury Stock, at Cost	(3,798)	(0.0)	(2,977)	(0.0)	(3,219)	(0.0)

Total Shareholders’ Equity	1,034,339	13.5	1,266,994	14.3	1,194,234	14.6

Total Liabilities and Shareholders’ Equity	7,633,915	100.0%	8,878,006	100.0%	8,207,187	100.0%

(2)	Condensed Consolidated Statements of Income (Unaudited)

	The six months ended September 30, 2006		The six months ended September 30, 2007		The fiscal year ended March 31, 2007
	Millions of yen	Percentage	Millions of yen	Percentage	Millions of yen	Percentage
Revenues:
Direct Financing Leases	46,753		38,744		90,266
Operating Leases	122,502		145,544		253,708
Interest on Loans and Investment Securities	94,802		112,498		201,531
Brokerage Commissions and Net Gains on Investment Securities	18,534		15,047		70,684
Life Insurance Premiums and Related Investment Income	63,767		64,149		132,835
Real Estate Sales	67,895		40,592		87,178
Gains on Sales of Real Estate under Operating Leases	12,180		5,839		22,958
Other Operating Revenues	124,353		145,651		279,774

Total Revenues	550,786	100.0%	568,064	100.0%	1,138,934	100.0%

Expenses:
Interest Expense	37,448		51,796		81,307
Costs of Operating Leases	76,084		92,506		163,427
Life Insurance Costs	57,436		55,835		115,565
Costs of Real Estate Sales	55,006		36,647		73,999
Other Operating Expenses	64,821		82,358		147,693
Selling, General and Administrative Expenses	119,043		133,078		253,416
Provision for Doubtful Receivables and Probable Loan Losses	3,557		14,132		13,798
Write-downs of Long-Lived Assets	1,318		—		1,940
Write-downs of Securities	2,142		3,757		5,592
Foreign Currency Transaction Loss (Gain), Net	234		(6)		464

Total Expenses	417,089	75.7	470,103	82.8	857,201	75.3

Operating Income	133,697	24.3	97,961	17.2	281,733	24.7

Equity in Net Income of Affiliates	15,017	2.7	24,520	4.3	31,946	2.8
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses	1,156	0.2	6,055	1.1	1,962	0.2

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	149,870	27.2	128,536	22.6	315,641	27.7
Provision for Income Taxes	61,542	11.2	51,824	9.1	126,182	11.1

Income before Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	88,328	16.0	76,712	13.5	189,459	16.6

Minority Interests in Earnings of Subsidiaries, Net	1,737	0.3	2,310	0.4	4,796	0.4

Income from Continuing Operations	86,591	15.7	74,402	13.1	184,663	16.2

Discontinued Operations:
Income from Discontinued Operations, Net	6,964		29,714		18,370
Provision for Income Taxes	(2,802)		(12,108)		(7,100)

Discontinued Operations, Net of Applicable Tax Effect	4,162	0.8	17,606	3.1	11,270	1.0

Income before Extraordinary Gain	90,753	16.5	92,008	16.2	195,933	17.2

Extraordinary Gain, Net of Applicable Tax Effect	573	0.1	—	—	573	0.1

Net Income	91,326	16.6	92,008	16.2	196,506	17.3

Per Share Data (Unaudited)

	Yen
	The six months ended September 30, 2006	The six months ended September 30, 2007	The fiscal year ended March 31, 2007
Earnings Per Share–Basic:
Income from Continuing Operations	961.71	813.70	2,045.89
Discontinued Operations	46.22	192.55	124.86
Extraordinary Gain	6.36	—	6.35
Net Income	1,014.29	1,006.25	2,177.10

Earnings Per Share–Diluted:
Income from Continuing Operations	927.50	794.72	1,975.40
Discontinued Operations	44.15	186.43	119.46
Extraordinary Gain	6.08	—	6.07
Net Income	977.73	981.15	2,100.93

(3) Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

	Millions of yen
	The six months ended September 30, 2006	The six months ended September 30, 2007	The fiscal year ended March 31, 2007
Common Stock:
Beginning balance	88,458	98,755	88,458
Exercise of warrants and stock acquisition rights	785	847	2,259
Conversion of convertible bond	462	2,360	8,038

Ending balance	89,705	101,962	98,755

Additional Paid-in Capital:
Beginning balance	106,729	119,402	106,729
Exercise of warrants, stock acquisition rights and stock options	785	845	2,257
Conversion of convertible bond	462	1,848	6,250
Compensation cost of stock-option	1,848	1,253	3,515
Other, net	274	350	651

Ending balance	110,098	123,698	119,402

Legal Reserve:
Beginning balance	2,220	2,220	2,220

Ending balance	2,220	2,220	2,220

Retained Earnings:
Beginning balance	733,386	921,823	733,386
Cash dividends	(8,092)	(11,863)	(8,092)
Net income	91,326	92,008	196,506
Capital transactions of equity-method investee	—	1,641	—
Other, net	—	5	23

Ending balance	816,620	1,003,614	921,823

Accumulated Other Comprehensive Income (Loss):
Beginning balance	27,603	55,253	27,603
Net change of unrealized gains on investment in securities	(7,861)	(11,793)	22,138
Defined benefit pension plans	—	(373)	—
Net change of minimum pension liability adjustments	18	—	(5)
Adjustment to initially apply FASB Statement No.158	—	—	4,241
Net change of foreign currency translation adjustments	1,157	(4,565)	3,512
Net change of unrealized gains on derivative instruments	(1,423)	(45)	(2,236)

Ending balance	19,494	38,477	55,253

Treasury Stock:
Beginning balance	(4,750)	(3,219)	(4,750)
Exercise of stock options	953	104	1,518
Other, net	(1)	138	13

Ending balance	(3,798)	(2,977)	(3,219)

Total Shareholders’ Equity:
Beginning balance	953,646	1,194,234	953,646
Increase, net	80,693	72,760	240,588

Ending balance	1,034,339	1,266,994	1,194,234

Summary of Comprehensive Income:
Net income	91,326	92,008	196,506
Other comprehensive income (loss)	(8,109)	(16,776)	23,409

Comprehensive income	83,217	75,232	219,915

(4) Condensed Consolidated Statements of Cash Flows

	Millions of yen
	The six months ended September 30, 2006	The six months ended September 30, 2007	The fiscal year ended March 31, 2007
Cash Flows from Operating Activities:
Net income	91,326	92,008	196,506
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	71,193	81,641	152,667
Provision for doubtful receivables and probable loan losses	3,557	14,132	13,798
Decrease in policy liabilities	(8,842)	(6,841)	(11,762)
Gains from securitization transactions	(2,740)	(1,017)	(7,762)
Equity in net income of affiliates	(15,017)	(24,520)	(31,946)
Gains on sales of subsidiaries and affiliates and liquidation losses	(1,156)	(6,055)	(1,962)
Extraordinary gain	(573)	—	(573)
Minority interests in earnings of subsidiaries, net	1,737	2,310	4,796
Gains on sales of available-for-sale securities	(9,266)	(3,081)	(49,262)
Gains on sales of real estate under operating leases	(12,180)	(5,839)	(22,958)
Gains on sales of operating lease assets other than real estate	(6,515)	(9,272)	(12,105)
Write-downs of long-lived assets	1,318	—	1,940
Write-downs of securities	2,142	3,757	5,592
Decrease (increase) in restricted cash	64,452	(35,604)	51,299
Increase in loans held for sale	—	(34,616)	(52,811)
Decrease in trading securities	7,003	1,020	11,248
Increase in inventories	(28,645)	(13,795)	(85,899)
Increase in prepaid expenses	(5,536)	(4,603)	(13,708)
Increase (decrease) in accrued expenses	(4,363)	(29,802)	36,594
Increase (decrease) in security deposits	7,201	(4,227)	21,182
Other, net	10,866	(13,569)	21,254

Net cash provided by operating activities	165,962	2,027	226,128

	Millions of yen
	The six months ended September 30, 2006	The six months ended September 30, 2007	The fiscal year ended March 31, 2007
Cash Flows from Investing Activities:
Purchases of lease equipment	(536,368)	(542,390)	(1,031,591)
Principal payments received under direct financing leases	304,156	268,986	610,780
Net proceeds from securitization of lease receivables, loan receivables and securities	84,191	84,464	275,998
Installment loans made to customers	(1,089,193)	(1,188,028)	(2,173,322)
Principal collected on installment loans	724,812	848,128	1,554,422
Proceeds from sales of operating lease assets	78,592	130,748	158,396
Investment in affiliates, net	243	(14,829)	(6,000)
Proceeds from sales of investment in affiliates	5,984	82,077	7,905
Purchases of available-for-sale securities	(81,072)	(275,102)	(254,044)
Proceeds from sales of available-for-sale securities	28,965	38,920	105,829
Proceeds from redemption of available-for-sale securities	16,552	80,736	39,252
Purchases of other securities	(34,767)	(43,996)	(76,710)
Proceeds from sales of other securities	27,089	18,949	73,316
Purchases of other operating assets	(25,508)	(11,167)	(50,238)
Acquisitions of subsidiaries, net of cash acquired	(15,851)	(3,684)	(19,270)
Sales of subsidiaries, net of cash disposed	529	—	3,019
Other, net	(9,207)	(31,543)	(20,020)

Net cash used in investing activities	(520,853)	(557,731)	(802,278)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	97,585	(5,215)	(111,360)
Proceeds from debt with maturities longer than three months	1,086,631	1,451,814	2,230,830
Repayment of debt with maturities longer than three months	(938,003)	(866,339)	(1,655,581)
Net increase (decrease) in deposits due to customers	(3,941)	10,505	93,175
Issuance of common stock	1,570	1,692	4,516
Dividends paid	(8,092)	(11,863)	(8,092)
Net increase (decrease) in call money	16,200	15,000	(10,000)
Other, net	954	141	1,526

Net cash provided by financing activities	252,904	595,735	545,014

Effect of Exchange Rate Changes on Cash and Cash Equivalents	102	(489)	443

Net Increase (Decrease) in Cash and Cash Equivalents	(101,885)	39,542	(30,693)
Cash and Cash Equivalents at Beginning of Period	245,856	215,163	245,856

Cash and Cash Equivalents at End of Period	143,971	254,705	215,163

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with requirements of accounting principles, procedures and disclosure related to issuing American Depositary Receipts, and generally accepted accounting principles in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements based on terms, formats and preparations pursuant to the rules regarding issuing American Depositary Receipts and registered with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Direct financing leases

Under U.S. GAAP, a lessor accounts for a lease that transfers substantially all of the benefits and risks of ownership to the lessee as a sale or a financing, the Company and its subsidiaries account for a lease transaction as a financing (“direct financing leases”). Certain direct financing lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment.

Under Japanese GAAP, direct financing leases are accounted for as an ordinary sale in principle, while direct financing leases where the ownership of the property is not deemed to be transferred to a lessee can be accounted for in the same manner as operating leases if necessary information is disclosed in the notes to the consolidated financial statements.

Regarding the securitization of direct financing lease receivables, under U.S. GAAP, the Company and its subsidiaries account for the securitization as a sale if it meets the conditions required in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”). Under Japanese GAAP, in the case of accounting for direct financing leases in the same manner as operating leases, the securitization is accounted for as a financing transaction secured by the future lease payments.

(b) Origination costs on installment loans

Under U.S. GAAP, certain loan origination costs (“initial direct costs”) are being deferred and amortized over the loan term using the interest method.

On the other hand, under Japanese GAAP, those origination costs are recognized as expenses at the inception.

(c) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

On the other hand, Japanese GAAP allows for operating lease assets to be depreciated using either the declining-balance basis or straight-line basis.

(d) Accounting for life insurance operations

Based on FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”), certain costs associated with writing insurances or, deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, although policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under U.S. GAAP, these are calculated by the methodology which relevant authorities accept ,under Japanese GAAP.

(e) Accounting for business combinations, goodwill and other intangible assets

Under U.S. GAAP, all business combinations are accounted for using the purchase method. Accounting for business combinations using the pooling of interest method is no longer allowed.

Goodwill and intangible assets that have indefinite useful lives are not amortized, but are tested at least annually for impairment.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(f) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply FASB Statement No. 87 (“Employers’ Accounting for Pensions”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial loss is amortized using a corridor test. The Company and its subsidiaries also apply the recognition and disclosure provisions of FASB Statement No. 158 (“Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”), and recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet.

Under Japanese GAAP, the unrealized net actuarial loss is fully amortized over a certain term within the average remaining service period of employees expected to receive related benefits. The pension liabilities are recorded for the difference between the plan assets and the benefit obligation, net of unrecognized prior service cost and net actuarial loss, on the consolidated balance sheet.

(g) Reporting on discontinued operations

Under U.S. GAAP, in accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the financial result of discontinued operations and disposal gain or loss are presented as a separate line from continuing operations less applicable income taxes in the consolidated statements of income. The result of discontinued operations was reclassified as income from discontinued operations in each prior year in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented from continuing operations. Prior consolidated financial statements were not reclassified.

(h) Minority interests

Under U.S. GAAP, “minority interests” are stated separately and in-between Liabilities and Stockholders’ Equity in the consolidated balance sheet.

Under Japanese GAAP, Stockholders’ Equity, Liabilities and Net Assets are presented separately in the consolidated balance sheet, and “minority interests” are included in Net Assets.

(i) Segment information

In accordance with FASB Statement No. 131 (“Disclosure about Segment of an Enterprise and Related information”), segment financial information is based on that which is regularly used by management for evaluating segment performance and deciding how to allocate resources.

Japanese GAAP requires disclosure of the information according to the kind of enterprise on the basis of products, the information according to location on the basis of the location of a selling agency, and the overseas sales information on the basis of a customer’s location.

(j) Classification in consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP is based on FASB Statement No. 95 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

2. Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%-50% ownership or other means, are accounted for by using the equity method. For certain entities where the Company holds majority voting interests but minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to Emerging Issue Task Force (“EITF”) 96-16 (“Investor’s accounting for an investee when the investor has a majority of the voting interest but the minority shareholder or shareholders have certain approval or veto rights”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (“FIN 46(R)”) (“Consolidation of Variable Interest Entities”).

A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified nine areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of long-lived assets (see (g)), the determination of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets (see (i)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the determination of impairment of goodwill and other intangible assets (see (v)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency.

Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transition price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is depending upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company or its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries records revenue net of third-party services costs. Revenues from automobile maintenance services are deferred and taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and initial direct cost are computed using the interest method.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of principal operating lease assets classified as transportation equipment is 7 years, as measuring equipment and personal computers is 4 years, and as real estate is 30 years. Depreciation costs are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows from the real estate in the form of property management or other participation in performance of the lease asset. Where the Company or its subsidiaries have continuing involvement with the cash flows from such previously leased real estate disposed, the gains or losses arising from such disposition are separately disclosed as “Gains on sales of real estate under operating leases” whereas if the Company or its subsidiaries have no continuing involvement with the cash flows from such disposed real estate, the gains or losses are reported as “Discontinued operations-Income from discontinued operations, net.”

Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees (“loan origination costs, net”), are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal.

Interest payments received on loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely are recognized on cash basis method or recorded as reductions of principal if the timing and amount of cash flows expected to be collected are reasonably unable to be estimated.

Non-accrual policy— Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheet and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against past due interest until qualifying for a return to accrual status and then any surpluses are taken to income.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e) Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortizes them over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

Amortization charged to income for the six months ended September 30, 2006 and 2007, and for the fiscal year ended March 31, 2007 amounted to (Y)5,390 million, (Y)5,189 million and (Y)10,989 million, respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are individually assessed to determine whether the loans are impaired. If a loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows or the fair value of the collateral securing the loan if the loan is collateral dependent. Smaller-balance homogeneous loans and lease receivables are collectively evaluated considering current economic conditions and trends, prior charge-off experience for each category of collateralized receivables and uncollateralized receivables, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). Under FASB Statement No. 144, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of real estate development projects, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying value of assets not recoverable is reduced to estimated fair value if lower than the carrying value. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Generally, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities for which the market price has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. In addition, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities in certain other situations. The Company and its subsidiaries charge against income losses related to debt securities in situations where, even though the market value has not remained significantly below the carrying value for six months, it is considered that the decline in the market value of a debt security is other than temporary because there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event. Moreover, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in the market value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the equity security will recover within the next six months.

(i) Income taxes

The Company, in general, determines its provision for income taxes for interim periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates are 41.1%, 40.3% and 40.0% for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007, respectively. The Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a statutory income tax rate of approximately 40.9% for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan.

In the period for the six months ended September 30, 2007, the Company and its subsidiaries adopted FASB Interpretation No. 48(“Accounting for Uncertainly in Income Taxes—an interpretation of FASB Statement No. 109”) (see (ac)).

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to special-purpose entities that issue asset-backed securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion that continue to be held and the portion sold, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

Interests that continue to be held include senior interests, subordinated interests, excess spread assets and cash collateral. Interests that continue to be held are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of interests that continue to be held is other than temporary, the Company and its subsidiaries consider the value of the interests that continue to be held to be impaired and record a write-down of the interests that continue to be held to fair value.

Fair values of interests that continue to be held are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss, discount rate and prepayment rate.

(k) Derivative financial instruments

The Company and its subsidiaries apply FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities” partially amended by FASB Statement No. 138, Statement No. 149 and Statement No. 155) and all derivatives held by the Company and its subsidiaries are recognized on the balance sheet at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated income statement. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated income statement, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction, a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in accumulated other comprehensive income (loss) to the extent that the derivative is effective as hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or accumulated other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within accumulated other comprehensive income (loss).

Changes in the fair value of a derivative, which is not held as a hedge, such as those held for trading use, or the ineffective portion of the change in fair value of a derivative that qualifies as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries apply FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also apply the recognition and disclosure provisions of FASB Statement No. 158 (“Employees’ Accounting for Defined Benefits Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”), and recognized the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss).

(m) Stock-based compensation

The Company and its subsidiaries apply FASB Statement No. 123 (revised 2004) (FASB Statement No. 123(R)) (“Share-Based Payment”). FASB Statement No. 123(R) superseded APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) and replaced the existing FASB Statement No. 123 (“Accounting for Stock-Based Compensation”), and requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and Company Law implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued.

Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of September 30, 2007 would have increased by approximately (Y)24,674 million, with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund, deposits related to servicing agreements and deposits collected on behalf of the customers and applied to non-recourse loans.

(q) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and training facilities), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was (Y)11,092 million, (Y)17,401 million and (Y)16,035 million as of September 30, 2006 and 2007, and March 31, 2007, respectively. Estimated useful lives range up to 50 years for buildings, up to 56 years for fixtures and up to 20 years for others.

(r) Other receivables

Other receivables consist primarily of payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts.

(s) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sales). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of September 30, 2006 and 2007, and March 31, 2007, advance and/or progress payments were (Y)144,927 million, (Y)223,975 million and (Y)200,840 million, respectively, and finished goods were (Y)13,254 million, (Y)11,452 million and (Y)15,310 million, respectively.

(t) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was (Y)34,291 million, (Y)36,269 million and (Y)34,724 million as of September 30, 2006 and 2007, and March 31, 2007, respectively. Estimated useful lives range up to 62 years for buildings and fixtures and up to 20 years for machinery and equipment.

(u) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (v)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits and, advance payments made in relation to purchases of assets to be leased and to construction of real estate under operating lease.

(v) Goodwill and other intangible assets

The Company and its subsidiaries have followed FASB Statement No. 141 (“Business Combination”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”).

FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interest method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion.

FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are no longer amortized but tested at least annually for impairment. Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”).

The amount of goodwill is (Y)77,393 million, (Y)88,585 million and (Y)83,967 million as of September 30, 2006 and 2007, and March 31, 2007, respectively.

(w) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include derivative payables and guarantee liabilities.

(x) Capitalization of interest costs

The company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(y) Advertising

The costs of advertising are expensed as incurred.

(z) Discontinued operations

The Company and its subsidiaries have followed FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). FASB Statement No.144 broadened the scope of discontinued operations to include the operating results of any component of an entity with its own identifiable operations and cash flow which is disposed of and which the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units, and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for the presented periods were reclassified in the accompanying consolidated financial statements.

(aa) Earnings per share

Basic earnings per share is computed by dividing income from continuing operations and net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively.

Furthermore, the Company and its subsidiaries have applied EITF Issue No. 04-8 (“The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”) to Liquid Yield Option NotesTM.

(ab) Issuance of stock by a subsidiary or an affiliate

When a subsidiary or an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the subsidiary or the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjusts the carrying amount of its investment in the subsidiary and the affiliate and recognizes gain or loss included in the consolidated statements of income in the year in which the change in ownership interest occurs.

(ac) New accounting pronouncements

In June 2006, FASB Interpretation No. 48 (“Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statements No. 109”) was issued. This interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Statement is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company and its subsidiaries adopted this Statement in the period for the six months ended September 30, 2007 and the adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations and financial position.

New accounting pronouncements issued in the period for the six months ended September 30, 2007 will not have a significant effect on the Company and its subsidiaries’ results of operations and financial position.

(ad) Reclassifications

Certain amounts in the consolidated financial statements for the six months ended September 30, 2006 have been reclassified to conform to the presentation for the six months ended September 30, 2007.

3. Cash Flow Information

Cash payments for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007 are as follows:

	Millions of yen
	The six months ended September 30, 2006	The six months ended September 30, 2007	The fiscal year ended March 31, 2007
Cash payments:
Interest	40,603	58,606	88,671
Income taxes	51,423	83,357	94,718

Non-cash investing and financing activities are excluded from the consolidated statements of cash flows. As non-cash investing activities, the Company and its subsidiaries assumed (Y)7,793 million, (Y)1,674 million and (Y)12,468 million of liabilities in connection with acquisitions for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007, respectively. As non-cash financing activities, (Y)924 million, (Y)4,208 million and (Y)14,288 million of convertible bonds were converted to common stocks for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007, respectively.

4. Investment in Direct Financing Leases

Investment in direct financing leases at September 30, 2006 and 2007, and March 31, 2007 consists of the following:

	Millions of yen
	September 30, 2006	September 30, 2007	March 31, 2007
Minimum lease payments receivable	1,532,306	1,334,578	1,350,622
Estimated residual value	58,709	55,500	55,983
Initial direct costs	15,111	12,561	13,295
Unearned lease income	(172,535)	(162,064)	(161,496)

	1,433,591	1,240,575	1,258,404

At September 30, 2006 and 2007, and March 31, 2007, the amounts of minimum lease payments receivable (including guaranteed residual values) due within one year and more than one year are as follows:

	Millions of yen
	September 30, 2006	September 30, 2007	March 31, 2007
Within one year	566,586	494,179	492,721
More than one year	965,720	840,399	857,901

Total	1,532,306	1,334,578	1,350,622

Gains and losses from the final disposition of direct financing lease assets are not significant for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007.

5. Investment in Operating Leases

Investment in operating leases at September 30, 2006 and 2007, and March 31, 2007 consists of the following:

	Millions of yen
	September 30, 2006	September 30, 2007	March 31, 2007
Transportation equipment	479,145	577,482	529,654
Measuring equipment and personal computers	162,828	176,070	173,336
Real estate and other	425,409	524,447	477,351

Subtotal	1,067,382	1,277,999	1,180,341
Accumulated depreciation	(298,361)	(346,301)	(337,946)

Net	769,021	931,698	842,395
Rental receivables	17,673	21,419	19,654

Total	786,694	953,117	862,049

Gains and losses from the disposition of real estate under operating lease assets are disclosed separately as gains on sales of real estate under operating leases and discontinued operations, respectively, in the accompanying consolidated statements of income.

For the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007, gains from the disposition of assets under operating leases other than real estate are (Y)6,515 million, (Y)9,272 million and (Y)12,105 million, respectively, and are included in operating lease revenues.

The operating lease contracts include non-cancelable lease terms. The minimum future rentals on non-cancelable operating leases at September 30, 2006 and 2007, and March 31, 2007 are as follows:

	Millions of yen
	September 30, 2006	September 30, 2007	March 31, 2007
Within one year	113,253	135,341	131,269
More than one year	147,814	224,452	214,984

Total	261,067	359,793	346,253

6. Installment Loans

The composition of installment loans by domicile and type of borrower at September 30, 2006 and 2007, and March 31, 2007 are as follows:

	Millions of yen
	September 30, 2006	September 30, 2007	March 31, 2007
Borrowers in Japan:
Consumer—
Housing loans	641,423	667,272	627,659
Card loans	330,492	345,096	335,288
Other	88,236	78,697	92,666

	1,060,151	1,091,065	1,055,613

Corporate—
Real estate companies	529,241	772,346	620,946
Commercial, industrial and other companies	1,164,741	1,419,976	1,302,595

	1,693,982	2,192,322	1,923,541

Overseas corporate, industrial and other borrowers	300,489	339,757	304,391
Purchased loans*	183,175	181,422	191,959
Loan origination costs, net	14,477	14,457	14,822

	3,252,274	3,819,023	3,490,326

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtor is unlikely and consist mainly of housing loans, loans to real estate companies and commercial, industrial and other companies in Japan.

Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of (Y)83,839 million, (Y)101,776 million and (Y)181,972 million for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007, respectively.

Certain loans, which the Company has the intent and ability to sell or securitize to outside parties in the foreseeable future, are considered held-for-sale and are carried at the lower of cost or market value determined on an individual basis. These loans held for sale are included in installment loans and the outstanding balance of these loans as of September 30, 2007 and March 31, 2007 are (Y)87,426 million and (Y)52,811 million, respectively.

7. Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007 are as follows:

	Millions of yen
	The six months ended September 30, 2006	The six months ended September 30, 2007	The fiscal year ended March 31, 2007
Beginning balance	97,002	89,508	97,002
Provisions charged to income	3,557	14,132	13,798
Charge-offs	(12,475)	(8,302)	(23,389)
Recoveries	1,559	870	2,059
Other*	181	(384)	38

Ending balance	89,824	95,824	89,508

*	Other includes foreign currency translation adjustments and the amounts reclassified to the discontinued operations.

The balance of the allowance broken down into investment in direct financing leases and installment loans at September 30, 2006 and 2007, and March 31, 2007 is as follows:

	Millions of yen
	September 30, 2006	September 30, 2007	March 31, 2007
Balance of allowance related to:
Investment in direct financing leases	29,553	25,432	25,545
Installment loans	60,271	70,392	63,963

Total	89,824	95,824	89,508

Under FASB Statement No. 114 (“Accounting by Creditors for Impairment of a Loan”), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans (these include individual housing loans and card loans which are not restructured) and lease receivables, are collectively evaluated for impairment. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

The recorded investments in loans considered impaired are (Y)85,522 million, (Y)121,144 million and (Y)100,589 million as of September 30, 2006 and 2007, and March 31, 2007, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of (Y)64,047 million, (Y)74,546 million and (Y)67,934 million as of September 30, 2006 and 2007, and March 31, 2007, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of (Y)27,251 million, (Y)31,113 million and (Y)29,189 million as of September 30, 2006 and 2007, and March 31, 2007, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets.

8. Investment in Securities

Investment in securities at September 30, 2006 and 2007, and March 31, 2007 consists of the following:

	Millions of yen
	September 30, 2006	September 30, 2007	March 31, 2007
Trading securities	53,641	42,825	45,912
Available-for-sale securities	466,506	791,305	649,897
Other securities	190,980	200,207	179,772

Total	711,127	1,034,337	875,581

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at September 30, 2006 and 2007, and March 31, 2007 are as follows:

September 30, 2006

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	11,259	49	(21)	11,287
Japanese prefectural and foreign municipal bond securities	18,350	16	(334)	18,032
Corporate debt securities	222,450	1,808	(2,151)	222,107
Mortgage-backed and other asset-backed securities	138,955	12,824	(175)	151,604
Equity securities	26,698	36,902	(124)	63,476

	417,712	51,599	(2,805)	466,506

September 30, 2007

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	26,092	71	(9)	26,154
Japanese prefectural and foreign municipal bond securities	28,996	95	(178)	28,913
Corporate debt securities	257,812	1,333	(1,956)	257,189
Mortgage-backed and other asset-backed securities	348,296	10,874	(375)	358,795
Equity securities	47,783	74,091	(1,620)	120,254

	708,979	86,464	(4,138)	791,305

March 31, 2007

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	1,200	74	(14)	1,260
Japanese prefectural and foreign municipal bond securities	27,376	45	(256)	27,165
Corporate debt securities	254,648	1,743	(1,547)	254,844
Mortgage-backed and other asset-backed securities	232,059	12,324	(147)	244,236
Equity securities	39,964	83,307	(879)	122,392

	555,247	97,493	(2,843)	649,897

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of (Y)10,963 million, (Y)10,722 million and (Y)19,559 million for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007, respectively.

9. Business Transactions with Special Purpose Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. FASB Interpretation No.46 (revised December 2003) (“Consolidation of Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of the Interpretation. Generally these SPEs are entities where a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. There are certain exceptions to these general criteria. Entities within the scope of the Interpretation are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

Information about significant SPEs for the Company and its subsidiaries are as follows:

(a) SPEs for liquidating customer assets

The Company and its subsidiaries may use SPEs in structuring financing for customers to liquidate specific customer assets. The SPEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of SPEs’ structure is requested by such customer. Such SPEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these SPEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide installment loans to such SPEs and hold debt securities issued by certain SPEs in the aggregate of (Y) 27,401 million, (Y)11,530 million and (Y)26,492 million as of September 30, 2006 and 2007 and March 31, 2007, respectively, and /or make investments in these SPEs, which amount to (Y)10,451 million, (Y)15,789 million and (Y)13,757 million as of September 30, 2006 and 2007 and March 31, 2007, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans, debt securities and investments referred to above.

Among those SPEs, no SPEs were subject to consolidation.

(b) SPEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with SPEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a SPE that is designed to be bankruptcy remote from the customer. The SPEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to SPEs and hold debt securities issued by certain SPEs in the aggregate of (Y)11,417 million, (Y)43,962 million and (Y)40,360 million as of September 30, 2006 and 2007 and March 31, 2007, respectively, and/or make investments in these SPEs, which amount to (Y)20,656 million, (Y)51,141 million and (Y)33,920 million as of September 30, 2006 and 2007 and March 31, 2007, respectively. Among such SPEs, the Company and its subsidiaries provide non-recourse loans to non-consolidated SPEs and hold debt securities issued by certain SPEs in the aggregate of (Y)5,072 million, (Y)34,520 million and (Y)33,636 million as of September 30, 2006 and 2007 and March 31, 2007, respectively, and/or make investments in these non-consolidated SPE’s, which amount to (Y)9,148 million, (Y)42,808 million and (Y)22,539 million as of September 30, 2006 and 2007 and March 31, 2007, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans, debt securities and investments referred to above.

Among those SPEs, total assets of consolidation were (Y)29,477 million, (Y)22,696 million and (Y)24,015 million as of September 30, 2006 and 2007 and March 31, 2007, respectively. Those assets are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets.

Certain consolidated SPEs borrow from financial institutions, and (Y)10,248 million, of the SPEs’ assets were pledged as collateral for the non-recourse loans as of September 30, 2006. None of the consolidated SPEs borrow from financial institutions and none of the SPEs’ assets were pledged as collateral for the non-recourse loans as of September 30, 2007 and March 31, 2007. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(c) SPEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries acquire real estate and establish SPEs to simplify the administration activities necessary for the real estate. The Company and its subsidiaries have always consolidated such SPEs even though the Company and its subsidiaries may not have voting rights since substantially all of such SPEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore controlled by and for the benefit of the Company and its subsidiaries.

Total assets of such SPEs are (Y)92,565 million, (Y)155,354 million and (Y)118,499 million as of September 30, 2006 and 2007 and March 31, 2007, respectively. These assets are mainly included in investment in operating leases, other operating assets and other assets in the consolidated balance sheets as of September 30, 2006 and 2007 and March 31, 2007, respectively.

Certain SPEs borrow non-recourse loans from financial institutions, and (Y)24,679 million, (Y)56,943 million and (Y)24,380 million of SPEs’ assets are pledged as collateral for the non-recourse loans as of September 30, 2006 and 2007 and March31, 2007, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(d) SPEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with SPEs established for the corporate rehabilitation support business. SPEs receive the funds from investors including the financial institutions, the Company and the subsidiary and purchase loan receivables due from borrowers which have financial problems, but deemed to have the potential to recover in the future. The servicing operations for the SPEs are mainly conducted by the subsidiary.

The Company consolidated such SPEs since the Company and the subsidiary have the majority of the investment share of such SPEs.

Total assets of the consolidated SPEs are (Y)13,367 million, (Y)22,471 million and (Y)23,601 million as of September 30, 2006 and 2007 and March 31, 2007, respectively. Those assets are mainly included in installment loans in the consolidated balance sheet as of September 30, 2006 and 2007 and March 31, 2007, respectively.

Certain consolidated SPEs borrow non-recourse loans from financial institutions, and (Y)3,074 million, (Y)1,172 million and (Y)1,250 million of the SPEs’ assets are pledged as collateral for the non-recourse loans as of September 30, 2006 and 2007 and March 31, 2007, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(e) SPEs for acquisition of loan receivables

The Company is involved with SPEs established by customers to purchase loan receivables. SPEs receive loan receivables as trust assets from the customers. The servicing operations for the SPEs are mainly conducted by the customers.

The Company consolidated such SPEs since the Company purchased all of beneficial interests of such SPEs.

Total assets of the consolidated SPEs are (Y)145,834 million, (Y)126,601 million and (Y)131,127 million as of September 30, 2006 and 2007 and March 31, 2007, respectively. Those assets are mainly included in installment loans in the consolidated balance sheet as of September 30, 2006 and 2007 and March 31, 2007, respectively.

(f) SPEs for investment in securities

The company and its subsidiaries have the interests of SPEs that are investments funds and mainly invest in equity and debt securities. Such SPEs are managed by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such SPEs since the Company has the majority of the investment share of them.

Total assets of the consolidated SPEs are (Y)32,618 million and (Y)33,912 million as of September 30, 2007 and March 31, 2007, respectively. Those assets are mainly included in other operating assets and investment in affiliates in the consolidated balance sheet as of September 30, 2007 and March 31, 2007.

(g) Kumiai structures

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainders of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated statements of income. The Company and its subsidiaries do not guarantee or otherwise have any significant financial commitments or exposure with respect to the kumiai or its related SPE.

Most of these SPEs are not consolidated by the Company and its subsidiaries since the Company and its subsidiaries do not have the primary beneficial interest.

10. Investment in Affiliates

Investment in affiliates at September 30, 2006 and 2007, and March 31, 2007 consists of the following:

	Millions of yen
	September 30, 2006	September 30, 2007	March 31, 2007
Common stock, at equity value	335,995	301,343	356,895
Loans	8,942	10,251	10,867

	344,937	311,594	367,762

The Company sold all of its 120,700,000 shares (17%) of Korea Life Insurance Co., Ltd., a Korean life insurance company, to the Hanwha Group of Korea during the period for the six months ended September 30, 2007.

Combined and condensed information relating to the affiliates accounted for by the equity method for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on the lag basis):

	Millions of yen
	September 30, 2006	September 30, 2007	March 31, 2007
Operations:
Total revenues	1,058,344	1,148,450	2,128,620
Income before income taxes	94,103	145,338	199,030
Net income	74,405	101,487	148,643

Financial position:
Total assets	8,422,434	3,246,290	8,970,148
Total liabilities	7,454,480	2,342,393	7,912,866
Shareholders’ equity	967,954	903,897	1,057,282

11. Other Operations

Other operating revenues and other operating expenses for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007 consist of following:

Other Operating Revenues

	Millions of yen
	The six months ended September 30, 2006	The six months ended September 30, 2007	The fiscal year ended March 31, 2007
Revenues from integrated facilities management operations	15,524	17,950	37,119

Revenues from the vehicle maintenance and management services contained in automobile lease contracts	20,943	21,949	43,254

Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	22,875	22,320	55,170

Other	65,011	83,432	144,231

Total	124,353	145,651	279,774

Other Operating Expenses

	Millions of yen
	The six months ended September 30, 2006	The six months ended September 30, 2007	The fiscal year ended March 31, 2007
Expenses from integrated facilities management operations	14,131	15,839	34,511

Expenses from the vehicle maintenance and management services contained in automobile lease contracts	15,629	17,222	33,361

Other	35,061	49,297	79,821

Total	64,821	82,358	147,693

Other items consist of revenues and expenses from golf courses, hotels and training facilities, operating results from real estate-related businesses, commissions for the sale of insurance and other financial products, revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007.

12. Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007 are as follows:

	Millions of yen
	The six months ended September 30, 2006	The six months ended September 30, 2007	The fiscal year ended March 31, 2007
Personnel expenses	65,162	68,289	140,799
Selling expenses	16,285	19,875	35,806
Administrative expenses	35,740	42,811	72,804
Depreciation	1,856	2,103	4,007

Total	119,043	133,078	253,416

13. Pension Plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the six months ended September 30, 2006 and 2007, and for the fiscal year ended March 31, 2007 consists of the following:

	Millions of yen
	The six months ended September 30, 2006	The six months ended September 30, 2007	The fiscal year ended March 31, 2007
Service cost	1,301	1,376	2,630
Interest cost	605	638	1,228
Expected return on plan assets	(962)	(1,077)	(1,932)
Amortization of transition obligation	1	(1)	2
Amortization of net actuarial loss	145	15	302
Amortization of prior service credit	(604)	(604)	(1,209)
Plan curtailments and settlements	—	—	2

Net periodic pension cost	486	347	1,023

14. Write-downs of Long-Lived Assets

In accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries performe tests for recoverability on some assets for which events or changes in circumstances indicate that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying value of assets not recoverable is reduced to estimated fair value if lower than the carrying value. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value.

For the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007, the Company and certain subsidiaries recognized impairment losses for the difference between carrying values and estimated fair values in the amount of (Y)1,318 million, (Y)20 million and (Y)3,163 million, respectively, which are reflected as write-downs of long lived assets and income from discontinued operations. The losses of (Y)20 million for the six months ended September 30, 2007 were included in the Real Estate-Related Finance segment. The details of significant write-downs are as follows.

Corporate Dormitories - The Company and a subsidiary are engaged in the business to lease corporate dormitory buildings in Japan. For the six months ended September 30, 2006 and the fiscal year ended March 31, 2007, the Company and a subsidiary recognized impairment losses to the amounts of (Y)366 million and (Y)1,558 million, respectively. None of the impairment losses are recognized for the six months ended September 30, 2007.

Others - The Company and its subsidiaries hold assets including golf courses, office buildings, hotel properties and commercial buildings, and condominiums. For the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007, the Company and its subsidiaries recognized impairment losses to the amounts of (Y)952 million, (Y)20 million and (Y)1,605 million, respectively.

15. Discontinued Operations

The Company and its subsidiaries reclassified operations of the subsidiaries and the business units sold to discontinued operations pursuant to the requirements on FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) because the Company and the subsidiary have no significant continuing involvement in the operations sold. Under this Statement, the Company and its subsidiaries report the gains on sales and the results of these operations of the subsidiaries and the business units sold and the gains on sales, rental revenues generated and other expenses incurred by the operations of rental properties, which have been sold and to be disposed of, as income from discontinued operations in the accompanying consolidated statements of income. Income and expenses generated by the operations of the subsidiaries, the business units and these properties recognized for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income.

The Company and its subsidiaries sold a subsidiary in Japan held for undertaking corporate rehabilitation business for the six months ended September 30, 2006, and sold subsidiaries and a business unit, which mainly consisted of subsidiaries in Japan held for undertaking corporate rehabilitation business and a finance business of a subsidiary in Oceania for the fiscal year ended March 31, 2007. As the result of the sales, the Company and its subsidiaries earned (Y)171 million and (Y)5,666 million of aggregated gains on the sales of the subsidiaries and the business unit in total for the six months ended September 30, 2006 and the fiscal year ended March 31, 2007, respectively. The Company has begun the liquidation procedure for a subsidiary in Europe for the six months ended September 30, 2007.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. FASB Statement No.144 requires to reclassify operations related to these real estate sold or to be disposed of by sale to discontinued operations, if the Company and its subsidiaries have no significant continuing involvement in sold properties. For the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007, the Company and its subsidiaries earned (Y)4,991 million, (Y)29,089 million and (Y)10,999 million of aggregated gains on such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose of by sale properties for rental without significant continuing involvement in those properties of (Y)12,366 million, (Y)10,107 million and (Y)12,529 million which are mainly included in investment in operating leases in the accompanying consolidated balance sheets at September 30, 2006 and 2007, and March 31, 2007.

Discontinued operations for the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007 consist of the following:

	Millions of yen
	The six months ended September 30, 2006	The six months ended September 30, 2007	The fiscal year ended March 31, 2007
Revenues	14,712	35,823	28,481

Income from discontinued operations, net	6,964	29,714	18,370
Provision for income taxes	(2,802)	(12,108)	(7,100)

Discontinued operations, net of applicable tax effect	4,162	17,606	11,270

16. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the six months ended September 30, 2006 and 2007, and the fiscal year ended March 31, 2007 is as follows:

	Millions of yen
	The six months ended September 30, 2006	The six months ended September 30, 2007	The fiscal year ended March 31, 2007
Income from continuing operations	86,591	74,402	184,663
Effect of dilutive securities—
Convertible bond	835	650	1,699

Income from continuing operations for diluted EPS computation	87,426	75,052	186,362

	Thousands of shares
	The six months ended September 30, 2006	The six months ended September 30, 2007	The fiscal year ended March 31, 2007
Weighted- average shares	90,039	91,436	90,260
Effect of dilutive securities—
Warrants	810	514	764
Convertible bond	3,298	2,423	3,215
Treasury stock	113	66	102

Weighted-average shares for diluted EPS computation	94,260	94,439	94,341

	Yen
	The six months ended September 30, 2006	The six months ended September 30, 2007	The fiscal year ended March 31, 2007
Earnings per share for income from continuing operations:
Basic	961.71	813.70	2,045.89
Diluted	927.50	794.72	1,975.40

Shareholders’ equity per share at September 30, 2006 and 2007, and March 31, 2007 is as follows.

	Yen
	September 30, 2006	September 30, 2007	March 31, 2007
Shareholders’ equity per share	11,470.78	13,832.97	13,089.83

17. Derivative Financial Instruments and Hedging

(a) Risk management policy

The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps and interest rate caps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, overseas subsidiaries in general structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring counterparties and derivative transactions after contracts have been concluded.

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange forward contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions.

(c) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. The Company and its overseas subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in a currency other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange forward contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(e) Trading and other derivatives

Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and foreign exchange forward contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133.

The following table provides notional amount, carrying amount and estimated fair value information about derivative instruments as of September 30, 2006 and 2007, and March 31, 2007. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

As of September 30, 2006
	Millions of yen
	Notional amount	Carrying amount	Estimated fair value
Interest rate risk management:
Interest rate swap agreements	357,560	2,387	2,387
Caps held	13,773	—	—
Foreign exchange risk management:
Foreign exchange forward contracts	150,934	107	107
Futures	303	1	1
Foreign currency swap agreements	105,383	(4,987)	(4,987)
Trading activities:
Futures	522,098	465	465
Options held	2,637	64	64
Options written	2,458	(28)	(28)
Foreign exchange forward contracts	21,620	(2)	(2)

As of September 30, 2007
	Millions of yen
	Notional amount	Carrying amount	Estimated fair value
Interest rate risk management:
Interest rate swap agreements	374,067	1,809	1,809
Caps held	147	1	1
Foreign exchange risk management:
Foreign exchange forward contracts	381,502	(1,816)	(1,816)
Futures	90	1	1
Foreign currency swap agreements	263,113	(2,875)	(2,875)
Trading activities:
Futures	236,183	886	886
Options held	4,860	407	407
Options written	4,075	(156)	(156)
Foreign exchange forward contracts	22,001	118	118

As of March 31, 2007
	Millions of yen
	Notional amount	Carrying amount	Estimated fair value
Interest rate risk management:
Interest rate swap agreements	352,970	2,447	2,447
Caps held	13,283	—	—
Foreign exchange risk management:
Foreign exchange forward contracts	149,416	664	664
Futures	244	2	2
Foreign currency swap agreements	246,598	(4,272)	(4,272)
Trading activities:
Futures	583,901	439	439
Options held	893	752	752
Options written	676	(30)	(30)
Foreign exchange forward contracts	26,086	(6)	(6)

Note: Positive numbers indicate debits and negative numbers indicate credits.

18. Commitments, Guarantees, and Contingent Liabilities

Commitments - The Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of (Y)17,623 million, (Y)15,642 million and (Y)13,744 million as of September 30, 2006 and 2007, and March 31, 2007, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	September 30, 2006	September 30, 2007	March 31, 2007
Within one year	2,953	3,912	3,299
More than one year	13,405	16,263	16,241

Total	16,358	20,175	19,540

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling (Y)3,850 million, (Y)4,804 million and (Y)8,279 million for the six months ended September 30, 2006 and 2007, and for the fiscal year ended March 31, 2007, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling (Y)1,572 million, (Y)1,592 million and (Y)3,166 million for the six months ended September 30, 2006 and 2007, and for the fiscal year ended March 31, 2007, respectively. At September 30, 2006 and 2007, and March 31, 2007, the amounts due are as follows:

	Millions of yen
	September 30, 2006	September 30, 2007	March 31, 2007
Within one year	2,771	1,650	2,682
More than one year	2,973	2,325	2,885

Total	5,744	3,975	5,567

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to (Y)215,379 million, (Y)230,232 million and (Y)231,785 million as of September 30, 2006 and 2007, and March 31, 2007, respectively.

The Company and its subsidiaries have agreements under which they are committed to execute loans such as card loans, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit amount available is (Y)336,864 million, (Y)462,448 million and (Y)371,504 million as of September 30, 2006 and 2007, and March 31, 2007, respectively.

Guarantees - The Company and its subsidiaries applies FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognizes a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45. The following table represents the summary of guarantees recorded as guarantee liabilities as of September 30, 2006 and 2007, and March 31, 2007 and potential future payments of the guarantee contracts outstanding:

As of September 30, 2006
	Millions of yen
Guarantees	Potential future payment	Book value of guarantee liabilities
Housing loans	30,827	4,819
Consumer loans	21,660	2,171
Corporate loans	273,260	8,136
Other	552	13

Total	326,299	15,139

As of September 30, 2007
	Millions of yen
Guarantees	Potential future payment	Book value of guarantee liabilities
Housing loans	26,989	4,107
Consumer loans	20,967	2,055
Corporate loans	280,587	15,506
Other	447	7

Total	328,990	21,675

As of March 31, 2007
	Millions of yen
Guarantees	Potential future payment	Book value of guarantee liabilities
Housing loans	28,949	4,448
Consumer loans	21,483	2,167
Corporate loans	276,494	15,107
Other	452	10

Total	327,378	21,732

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than three months.

Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ operating assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions, if certain conditions are met. As of September 30, 2006 and 2007, and March 31, 2007, total amounts of such guarantee and book value of guarantee liabilities which amounts included in the table above are (Y)745,200 million, (Y)1,099,200 million, (Y)807,700 million and (Y)5,307 million, (Y)10,118 million, (Y)9,315 million, respectively.

Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company collects third parties’ debt and pays the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—In addition to the assets held by SPEs described in Note 9. “Business Transactions with Special Purpose Entities”, the short-term and long-term debt payables to financial institutions are secured by the following assets as of September 30, 2006 and 2007, and March 31, 2007:

	Millions of yen
	September 30, 2006	September 30, 2007	March 31, 2007
Minimum lease payments, loans and future rentals	44,210	73,624	70,736
Investment in securities*	76,778	63,479	77,408
Investment in affiliates	24,932	34,819	30,094
Other operating assets and office facilities, net	13,024	12,417	14,950

Total	158,944	184,339	193,188

*	Including investment in securities with repurchase agreements of (Y)75,353 million, (Y)63,146 million and (Y)76,769 million for September 30, 2006 and 2007, and March 31, 2007, respectively.

In addition, the payables of (Y)291,609 million, (Y)338,282 million and (Y)260,529 million as of September 30, 2006 and 2007, and March 31, 2007, respectively, under lease receivable and loan securitization programs that are not accounted for as sales are included in long-term debt. The collateral under these securitization programs of (Y)387,377 million, (Y)429,845 million and (Y)387,684 million are included in investment in direct financing leases and installment loans, and cash collateral of (Y)10,061 million, (Y)10,842 million and (Y)7,160 million are included in other assets in the consolidated balance sheets as of September 30, 2006 and 2007, and March 31, 2007, respectively.

As of September 30, 2006 and 2007, and March 31, 2007, deposits and other assets of (Y)6,837 million, (Y)31,290 million and (Y)7,027 million, respectively, were pledged for primarily collateral deposits.

As of September 30, 2006 and March 31, 2007, a subsidiary pledged borrowed bonds through security lending transactions with the fair values of (Y)26,254 million and (Y)21,173 million for collateral security deposits. As of September 30, 2007, a subsidiary did not pledge borrowed bonds.

Under agreements with customers on brokerage business, a subsidiary received customers’ securities with an approximate value of (Y)75,544 million, (Y)58,484 million and (Y)84,856 million as of September 30, 2006 and 2007, and March 31, 2007, respectively, that may be sold or repledged by the subsidiary. As of September 30, 2006 and 2007, and March 31, 2007, (Y)55,162 million, (Y)44,378 million and (Y)55,425 million at market value of the securities are kept as collateral, respectively.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

19. Segment Information

The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are mainly identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations. With respect to the Corporate Financial Services segment and Real Estate-Related Finance segment, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

The Corporate Financial Services segment comprises primarily direct financing leases and lending operations as well as the sale of a variety of financial products and other fee business. The Automobile Operations segment comprises automobile leasing and automobile rental operations. The Rental Operations segment comprises rental and leasing operations for precision measuring equipment and information-related equipment such as personal computers. The Real Estate-Related Finance segment includes real estate financing activities, personal housing loan lending operations and commercial mortgage-backed securities (CMBS) as well as loan servicing. The Real Estate segment primarily comprises residential subdivision developments, the development and leasing of office buildings and logistics facilities, the management of hotels, golf courses and training facilities, the development and management of senior housing, integrated facilities management, as well as asset management and administration on behalf of REITs. The Life Insurance segment includes direct and agency life insurance sales and related activities. The two overseas operating segments, The Americas and Asia, Oceania and Europe segments, include direct financing lease operations, investment banking, real estate-related business and aircraft and ship financing operations. The Other segment, which is not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, is reported under operations in Japan and primarily includes securities brokerage, venture capital, card loans and principal investments businesses. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment.

The results of the reported segments from this fiscal year reflect the revised business classification of the Company.

Accordingly, leasing operations of the affiliates, which had been included in the Other segment, have been included in the Corporate Financial Services segment from this fiscal year. Therefore, certain related amounts that had been previously reported are reclassified.

Financial information of the segments for the six months ended September 30, 2006 and 2007, and for the fiscal year ended March 31, 2007 is as follows:

For the six months ended September 30, 2006

	Millions of yen
	Operations in Japan							Overseas operations
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	57,945	72,016	32,412	38,222	142,129	63,488	56,928	56,360	47,222	566,722
Segment profit	29,534	13,386	3,897	21,021	31,129	3,379	18,432	17,922	17,926	156,626
Segment assets	1,813,865	548,513	124,363	1,328,367	768,622	508,409	685,067	470,165	624,898	6,872,269

For the six months ended September 30, 2007

	Millions of yen
	Operations in Japan							Overseas operations
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	63,021	76,905	37,524	44,627	140,359	64,149	59,583	51,732	64,873	602,773
Segment profit	17,313	12,395	5,896	20,405	41,010	2,983	21,415	11,118	26,397	158,932
Segment assets	2,026,447	538,793	118,950	1,824,442	962,998	513,624	778,789	507,633	583,761	7,855,437

For the fiscal year ended March 31, 2007

	Millions of yen
	Operations in Japan							Overseas operations
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	123,328	146,966	67,859	82,345	245,336	132,060	145,443	119,940	103,593	1,166,870
Segment profit	58,231	28,224	10,869	44,682	51,236	9,921	60,387	31,315	37,763	332,628
Segment assets	1,861,403	510,805	121,621	1,517,927	901,237	511,051	773,595	487,900	625,036	7,310,575

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, minority interests in earnings of subsidiaries and discontinued operations. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Minority interests in earnings of subsidiaries and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses and are excluded from the segment profit or loss and are regarded as corporate items.

Assets attributed to each segment are consolidated operating assets (investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets), inventories, advances for investment in operating leases (included in other assets) and investment in affiliates (not including loans). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows.

	Millions of yen
	The six months ended September 30, 2006	The six months ended September 30, 2007	The fiscal year ended March 31, 2007
Segment revenues:
Total revenues for segments	566,722	602,773	1,166,870
Revenue related to corporate assets	(1,224)	1,114	545
Revenue from discontinued operations	(14,712)	(35,823)	(28,481)

Total consolidated revenues	550,786	568,064	1,138,934

Segment profit:
Total profit for segments	156,626	158,932	332,628
Corporate interest expenses, general and administrative expenses	(209)	(1,221)	(3,554)
Corporate write-downs of securities	(227)	(1,624)	(227)
Corporate write-downs of long-lived assets	—	—	—
Corporate other gain or loss	(1,093)	(147)	368
Discontinued operations	(6,964)	(29,714)	(18,370)
Minority Interests in Earnings of Subsidiaries	1,737	2,310	4,796

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	149,870	128,536	315,641

Segment assets:
Total assets for segments	6,872,269	7,855,437	7,310,575
Cash and cash equivalents, restricted cash and time deposits	252,801	413,301	337,645
Allowance for doubtful receivables on direct financing leases and probable loan losses	(89,824)	(95,824)	(89,508)
Other receivables	180,424	245,807	212,324
Other corporate assets	418,245	459,285	436,151

Total consolidated assets	7,633,915	8,878,006	8,207,187

FASB Statement No. 131 (“Disclosure about Segments of an Enterprise and Related Information”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information. No single customer accounted for 10% or more of the total revenues for the six months ended September 30, 2006 and 2007, and for the fiscal year ended March 31, 2007.

FASB Statement No. 131 also requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations, the information required is incorporated into the table. Revenues from external customers are significant in Japan and United States of America. Almost all the revenues of The Americas segment are derived from the United States of America. The location of the overseas subsidiaries and affiliates acts as the principal basis for attributing revenues from external customers to individual countries.

For the six months ended September 30, 2006 and 2007 and for the fiscal year ended March 31, 2007 revenues from overseas customers are as follows.

For the six months ended September 30, 2006

		Millions of yen
		The America	Asia, Oceania and Europe	Total
I	Overseas revenue	55,202	47,531	102,733
II	Consolidated revenue			550,786
III	The rate of the overseas revenues to consolidated revenue	10.1%	8.6%	18.7%

For the six months ended September 30, 2007

		Millions of yen
		The America	Asia, Oceania and Europe	Total
I	Overseas revenue	46,751	70,524	117,275
II	Consolidated revenue			568,064
III	The rate of the overseas revenues to consolidated revenue	8.2%	12.4%	20.6%

For the fiscal year ended March 31, 2007

		Millions of yen
		The America	Asia, Oceania and Europe	Total
I	Overseas revenue	111,163	108,291	219,454
II	Consolidated revenue			1,138,934
III	The rate of the overseas revenues to consolidated revenue	9.8%	9.5%	19.3%